FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-------------

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Secureview Systems Inc

(Translation of registrant's name into English)

903 Beatty Street, Vancouver, B.C. Canada, V6Z 3C1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___          No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

SECUREVIEW SYSTEMS INC.

(Registrant)

Date:  March 2, 2005

By:  /s/DONALD PERKS

       Donald Perks

Its:  President

Exhibit List:

-  Notice of Annual and Special General Meeting

-  Information Circular

-  Form of Proxy

-  Notice of Change of Auditor

-  Meeting Materials Erratum

SECUREVIEW SYSTEMS INC.

(the “Corporation”)

1533 Balfour Avenue, Vancouver, BC
V6J 2V1

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the shareholders  (“Registered Shareholders”) of the Corporation will be held at 1450-1075 W. Georgia St., Vancouver, British Columbia, on March 24, 2005 at the hour of 11:00 o’clock in the forenoon for the following purposes:

1.         To receive, consider and approve the report of the Directors to the shareholders of the Corporation.

2.         To receive and consider the audited financial statements of the Corporation for the year ended March 31, 2004 and the audited financial statements for the six month period ended September 30, 2004 together with the report of the auditors of the Corporation on the audited financial statements of the Corporation.

3.         Approval of the acts of the Directors of the Corporation. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment that the actions, deeds and conduct of the Directors of the Corporation on behalf of the Corporation since the date of the last annual general meeting of the Corporation be ratified and confirmed.

4.         Approval of the Appointment of Auditors for the Corporation. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment, ratifying and confirming the appointment of SF Partnership LLP Chartered Accountants by the Directors to replace DeVisser Gray, Chartered Accountants which firm had resigned during the last fiscal year, and that SF Partnership LLP Chartered Accountants, be appointed auditors of the Corporation until the next annual general meeting of the Corporation or until a successor is appointed, at a remuneration to be fixed by the Directors of the Corporation, and that the Directors of the Corporation be authorized to fix the auditors’ remuneration.

5.         Approval of Fixing the Number of Directors of the Corporation between meetings. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment, fixing the number of Directors of the Corporation for the ensuing year at six until the next annual general meeting of the Corporation (the “Fixed Number of Directors”); and, furthermore, that the Directors of the Corporation are authorized, in their absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without further approval of the shareholders of the Corporation.

6.         Approval of the election of directors for the Corporation. To elect directors for the ensuing year. Management has nominated Donald L. Perks to be re-appointed as Director together with the appointment of the following new Directors of the Corporation until the next Annual General Meeting or until a successor is appointed: Stephen D. Herman, Mehenou S. Amouzou, Brian K. Herman, Mehenou S. Amouzou and Garth Jensen.

7.         Approval of Future Financings by the Corporation. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment, that, subject to applicable securities laws, the shareholders of the Corporation approve and authorize the Corporation to enter into one or more distributions of its securities, during the ensuing 12 month period, providing for the issuance by the Corporation of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent’s warrants or finder’s fees or commissions resulting and payable therefrom, at such price(s) (less any allowable discounts), in such amount(s) and to such individuals or entities as may be determined by the Directors of the Corporation, in their absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the “Financing”); that the shareholders of the Corporation approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Corporation are authorized, in their absolute discretion, to abandon or alter any portion of any proposed Financing at any time without further approval of the shareholders of the Corporation.

8.   Removing Pre-Existing Company Provisions.  To consider and, if thought fit, to approve a special resolution removing the application of the Pre-Existing Company Provisions to the Corporation and altering the Notice of Articles of the Corporation accordingly.

9.         Increasing Authorized Share Capital.  To consider and, if thought fit, to approve a special resolution increasing the maximum number of common shares that the Corporation is authorized to issue from one hundred million (100,000,000) to an unlimited number of common shares without par value and altering the Notice of Articles of the Corporation accordingly.

10.       Replacing Articles. To consider and, if thought fit, to approve a special resolution deleting and cancelling the Corporation’s existing Articles and creating and adopting the Articles as described in the accompanying Information Circular, as the Articles of the Corporation.

11.       Name Change. To consider and, if thought appropriate, to pass, with or without variation, a special resolution authorizing (a) a change of the name of the Company from Secureview Systems Inc. to “Global Immune Technologies Inc.”; and (b) if the name “Global Immune Technologies Inc.” is not acceptable to any governmental or regulatory authority having jurisdiction over the Corporation, or otherwise if the Directors do not believe it is in the best interests of the Corporation to so change the name, then to change the name of the Corporation to such other name as the Directors of the Corporation in their discretion may deem appropriate.

12.       Exclusive Rights Agreement. To consider and, if thought appropriate, to pass, with or without variation, a special resolution approving the acquisition from Stephen Herman and Taurus Trust of a drug, Trioxolane, in consideration for the issuance of 100,000,000 common shares of the Corporation at a deemed value of $2.059 USD per share and for the Corporation to use its best efforts to obtain a minimum of $15,000,000 (USD) dollars in development and production funding for the further enhancement of Trioxolane.

13.       Abandonment of Special Resolutions To consider and, if deemed advisable, to approve a resolution permitting the Directors not to implement after the passing of any of the foregoing special resolutions any or all of the resolutions considered at the meeting (the “Meeting”) of the Corporation’s shareholders on March 24, 2005 and in such event, such special resolutions shall thereupon be of no further effect.

14.       Other Business. To transact any other business which may properly come before the Meeting.

Accompanying this Notice of Meeting are (i) an Information Circular including the Notice of Change of Auditors and accompanying letters from the former and the successor auditor; (ii) an Instrument of Proxy and notes thereto; (iii) audited financial statements for the fiscal year ended March 31, 2004, audited financial statements for the six month period ended September 30, 2004 and unaudited management prepared statements for the quarter ended December 31, 2004, and (iv) a reply card for use by shareholders who wish to receive the Corporation’s interim statements.  The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead.  If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, BC, the 24th day of February, 2005.

ON BEHALF OF THE BOARD

                                                                               “Donald L. Perks”
                                                                             President & Director

SECUREVIEW SYSTEMS INC.

1533 Balfour Avenue, Vancouver, BC  V6J 2V1

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of February 21, 2005. This Information Circular is being mailed by the management of the Corporation to everyone who was a Shareholder of record on February 21, 2005, which is the date that has been fixed by the directors of the Corporation as the record date to determine the shareholders who are entitled to receive notice of, and to vote at, the annual and special meeting. The Corporation is mailing this Information Circular in connection with the solicitation of proxies by and on behalf of management for use at the annual and special meeting (the “Meeting”) of the Corporation’s Shareholders that is to be held on March 24, 2005 at 11:00 a.m. (Vancouver time) at Suite 1450–1075 West Georgia Street, Vancouver, British Columbia. The solicitation of proxies will be primarily by mail.

Certain employees or directors of the Corporation may also solicit proxies by telephone or in person. The cost of solicitation will be borne by the Corporation.

Details of the time and place of the Meeting are also contained in the Notice of Meeting that accompanies this Information Circular. Under the Corporation’s Articles, at least two shareholders must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, we will reschedule the Meeting. It is important that your shares be represented at the Meeting regardless of the number of shares you hold. If you will not be attending the Meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

PROXY INSTRUCTIONS

Appointment of Proxyholders

The persons named in the accompanying form of proxy are designated as proxyholders by management of the Corporation. A registered shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the proxy and striking out the two printed names, or by completing another proxy.

If returning by mail or fax, the proxy must be completed, dated and signed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or director thereof as an authorized signatory. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting at which the person named therein purports to vote in respect thereof, or deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. Proxies can be sent to Pacific Corporate Trust Company using one of the following methods:

BY MAIL

Pacific Corporate Trust Company

625 Howe Street, 10th Floor

Vancouver, British Columbia V6C 3B8

BY FAX: 1 (604) 689-8144

BY INTERNET: Proxy Voting – http://www.stocktronics.com/webvote.

The Chairman of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred on the proxy. A registered shareholder may revoke a proxy by depositing an instrument in writing, executed by him or his attorney, authorized in writing at the office of the Corporation’s transfer agent and registrar set out above not less than 48 hours (including Saturdays, Sundays and holidays) before the time fixed for the Meeting or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the registered shareholder executing another form of proxy bearing a later date and depositing the same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading “Appointment of Proxyholders” or by the registered shareholder personally attending the Meeting and voting his or her shares.

Voting of Proxies

SHARES REPRESENTED BY PROXY ARE ONLY ENTITLED TO BE VOTED ON A POLL AND, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, THE SHARES WILL, ON A POLL, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote on amendments or variations of matters identified in the Notice of Annual and Special Meeting, and on other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual and Special Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best  judgment on such matters or business. At the time of printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting.

IN THE ABSENCE OF ANY INSTRUCTION IN THE INSTRUMENT OF PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY MANAGEMENT PROXYHOLDERS IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR. IN THE ABSENCE OF ANY INSTRUCTION, WHERE AN ALTERNATE PROXYHOLDER IS PROPERLY AUTHORIZED, THE PROXYHOLDER MAY EXERCISE DISCRETIONARY AUTHORITY TO VOTE ON ANY MOTION PROPOSED AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR.

Advice To Beneficial Shareholders

The information set forth in this section is provided to beneficial holders of common shares who do not hold their common shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial

Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote common shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.

All references to shareholders in this Circular, the Instrument of Proxy and the Notice are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be made available upon request to registered shareholders who produce proof of their identity.

Approval of Matters

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution”, which is a resolution passed by a simple majority (50% plus one) of the votes cast by shareholders of a company present and entitled to vote in person or by proxy.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at February 21, 2005, the Corporation had outstanding 16,195,642 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Corporation has no other classes of voting securities. At a General Meeting of the Corporation, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each common share of which he is the holder. The Board of Directors has fixed February 21, 2005 as the record date for the Meeting. Any shareholder of record at the close of business on February 21, 2005 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Corporation, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, Common shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Corporation(2).

Holder Name	Holder Address	Holdings
CDS & CO (NCI) (1)	PO Box 1038 Stn A 25 The Esplanade, Toronto, ON M5W 1G5	6,124,854
CAPITAL ASSOCIATES	828 West 7th Vancouver, BC V5Z 1C1	2,500,000
BAIVERDE INVESTMENTS LTD.	Birmensdorfdtrasse 55 PO Box 91112 Zurich CH-8004 CHE	2,000,000

Notes:

(1) The Corporation is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Corporation.

(2) This information was supplied to the Corporation by the Corporation’s registrar and transfer agent, Pacific Corporate Trust Corporation.

BUSINESS OF THE MEETING

The audited financial statements of the Corporation for the year ended March 31, 2004 and the audited financial statements for the six month period ended September 30, 2004 and the Auditor’s Reports thereon, will be presented to Shareholders at the Meeting. Copies of both sets of audited financial statements, Notice of Meeting, Information Circular and Proxy, Notice of Change of Auditors and letters from the former and the successor auditor will be available from the Corporation’s Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe St., Vancouver, B.C. V6B 3B8, or the Corporation’s Registered and Records Office, Suite 1450 - 1075 W. Georgia St., Vancouver, B.C. V6E 3C9.

Approval of Fixing the Number of Directors of the Corporation

As set forth in the attached Notice of Meeting, management of the Corporation hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the number of Directors for the ensuing year be fixed at six persons until the next annual general meeting of the Corporation (the “Fixed Number of Directors”); and, furthermore, that the Directors of the Corporation are authorized, in their absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without further approval of the shareholders of the Corporation.

Election Of Directors

The following are the nominees proposed for election as directors of the Corporation together with the number of the Corporation's shares that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee. Each of the nominees has agreed to stand for election and we are not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated at the Meeting for election, and in that event the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name, Position with Corporation and Place of Residence	Principal Occupation	Date(s) Served As Director	Number of Shares Beneficially Held
DONALD L. PERKS President and Director British Columbia, Canada	Self employed businessperson for more than the last five years	August 29, 2003	Nil
DR. STEPHEN D. HERMAN Jupiter, Florida, USA	CEO of Immune Technologies LLC	Nominee	Nil
DR. BRIAN K. HERMAN Palm Desert, California, USA	From 2000 Chairman, Department of Radiology at Eisenhower Medical Center, Rancho Mirage California and since 2003 Medical Director of Eisenhower Imaging Center	Nominee	Nil
DR. FEDERICO G. QUEVEDO Van Nuys, California, USA	Actively practicing Obstetrician & Gynecologist until 2002. Retired since 2002.	Nominee	Nil
DR. MEHENOU S. AMOUZOU San Diego, California, USA	President and CEO of MSA Inc. and Delta Holdings International Inc. for more than the last 5 years	Nominee	Nil
GARTH JENSEN Barrie, Ontario

CFO & Secretary of National Electronic Technologies Corp. from 11/200 until 02/2001. CFO of Global Access Communivcations Inc. from 02/201 until 09/2002.  Since 2002, V-P Finance & Admin. of Innovative Stone Corp.

		Nominee	Nil

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED,

SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Corporation.  One of the nominees for Directors of the Corporation is ordinarily resident in Canada.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed.

Appointment Of Auditor

Effective September 30, 2004, DeVisser Gray, Chartered Accountants resigned as auditors and the directors, believing Robison, Hill & Co. CPA to be qualified as auditors in British Columbia, purported to appoint in their place, Robison, Hill & Co. CPA.  When it was drawn to the attention of the Company that Robison, Hill & Co. CPA  were not qualified to act as auditors, such appointment was rescinded and effective December 16, 2004 SF Partnership LLP Chartered Accountants were appointed auditors of the Company.  In the opinion of the Corporation, no “reportable events”, as that term is defined in National Instrument 51-102, occurred prior to the resignation of DeVisser Gray and there had been no reservations contained in the former auditors’ report on the financial statements of the Corporation for the most recently completed period for which an audit report was issued by the former auditor, that being for the year ended March 31, 2003.  The Directors approved this change of auditors.  A copy of the Notice of Change of Auditors, letter from DeVisser Gray, Chartered Accountants and letter from SF Partnership LLP Chartered Accountants all as required by National Instrument 51-102 are attached as Schedule A to this Information Circular.

Shareholders will be asked to ratify and confirm the appointment of SF Partnership LLP Chartered Accountants by the Directors to fill the vacancy created by the resignation of DeVisser Gray, Chartered Accountants and that SF Partnership LLP Chartered Accountants, be appointed auditors of the Corporation, until the next annual general meeting of the Corporation or until a successor is appointed, at a remuneration to be fixed by the Directors of the Corporation, and that the Directors of the Corporation are hereby authorized to fix the auditors’ remuneration.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the ratification of SF Partnership LLP Chartered Accountants as auditors for the last fiscal year to fill the vacancy created by the resignation of the former auditors and for the appointment of SF Partnership LLP Chartered Accountants to act as the Corporation’s auditor until the close of the next annual meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

EXECUTIVE COMPENSATION

Compensation Of Named Executive Officers

The Corporation’s fiscal year end is the 31st day of March.  Pursuant to Form 41 of the Securities Rules (British Columbia), the Corporation is a “small business issuer”, which is defined as a company that:

• had revenues of less than $25,000,000 in its last completed financial year;

• is not a non-redeemable investment fund or mutual fund;

• has a public float of less than $25,000,000; and

• if it is a subsidiary of another company, that other company is also a small business issuer.

Donald L. Perks and Anna Marie Cain (the “Named Executive Officers”) have served as the executive officers of the Corporation during the last fiscal year.  Donald L. Perks was appointed President on August 29, 2003 and Anna Marie Cain as Chief Financial Officer and Secretary of the Corporation on September 17, 2003.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

“Equity security” means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

“Option” means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

 “LTIP” means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Corporation or an affiliate of the company, the price for the Corporation’s securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

“SAR” means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table provides a summary of the compensation earned by the Named Executive Officers during the financial year ended March 31, 2004 and in the preceding two financial years, if applicable. None of the Named Executive Officers of the Corporation was paid compensation during the last completed financial year or during the prior two financial years.

		Annual Compensation			Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year Ending March 31, 2004	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/SAR’s Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Donald L Perks	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Anna Marie Cain	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets out the incentive stock options granted to the Named Executive Officers during the 12 month period ended March 31, 2004, and the value of unexercised incentive stock options as at March 31, 2004:

Name	Securities Under Opions/SARs Granted	% of Total Options/SARs Granted to Employees In Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Donald L Perks and Anna Marie Cain	Nil	Nil	Nil	Nil	Nil

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Under Opions/SARs Granted	% of Total Options/SARs Granted to Employees In Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Donald L Perks and Anna Marie Cain	Nil	Nil	Nil	Nil	Nil

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year. The following table sets out the financial year-end value of stock options held by the named Executive Officers:

Value of
	Securities	Aggregate	Unexercised Options at	Unexercised In- the-
	Acquired	Value Realized	Financial Year-End	Money Options at
Name	on Exercise	($)	(Exercisable/Unexercisable)	Financial Year-End
Donald L Perks and Anna Marie Cain	Nil	N/A	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Corporation.

Defined Benefit Plans

The Corporation does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Corporation’s most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Corporation’s current

Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Corporation’s current Directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Corporation’s current

Directors for services rendered to the Corporation as consultants or experts;

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Corporation’s current Directors for services rendered, or proposed to be rendered, to the Corporation as consultants or experts;

(e) no SARs or LTIPs were outstanding or in effect in favour of any of the Corporation’s Directors.

OTHER INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

As of March 31, 2004 and as of September 30, 2004 the Corporation had no equity compensation plan under which securities were authorized for issuance.

Indebtedness Of Directors, Executive Officers And Senior Officers

No one director or officer, or former director or officer, or any associates or affiliates of the Company is or was indebted to the Corporation at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

MANAGEMENT CONTRACTS

The management functions of the Corporation are performed by our directors and senior officers. We have no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of the Corporation.

ADVANCE NOTICE OF MEETING

An advance Notice of Meeting was published in a Vancouver newspaper on January 29, 2005.

OTHER MATTERS TO BE ACTED UPON

Management of the Corporation is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, “ordinary resolution” is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Corporation who, being entitled to do so, vote in person or by Proxy at this Meeting of the Corporation, and, in addition, “special resolution” is herein defined to mean a resolution passed by a majority of not less than three-quarters (3/4s) of the votes cast by members of the Corporation who, being entitled to do so, vote in person or by Proxy at this Meeting of the Corporation.

Approval of Future Financings by the Corporation

One of the sources of capital presently available to the Corporation is equity financing. In order for the Corporation to raise funds to carry on its ongoing programs the Corporation might arrange private placement subscriptions or public offerings of shares or securities convertible into shares.

As set forth in the attached Notice of Meeting, management of the Corporation hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable securities laws and regulatory authorities, to enter into one or more distributions of securities of the Corporation, during the ensuing 12 month period, providing for the issuance by the Corporation of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Corporation in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent’s warrants or finder’s fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Corporation, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the “Financing”), that the shareholders of the Corporation approve any possible effective change in control of the Corporation resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Corporation are authorized, in their absolute discretion, to abandon or alter any portion of any proposed Financing at any time without further approval of the shareholders of the Corporation.

Management considers that it is in the best interests of the Corporation to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement, thereby decreasing the Corporation’s administrative costs relating to such private placements.  Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to continue or expand its activities.

Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm’s length with the Corporation.

Changes to the Corporation’s Charter Documents

The Business Corporations Act (British Columbia) (the “New Act”) has been adopted in British

Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the “Former Act”) and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.

The New Act requires each British Columbia company to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constating documents into the forms required by the New Act. Once the transition application has been filed, the Corporation may adopt a new form of Articles in order to reflect and take advantage of various provisions of the New Act. The Corporation may file its transition application, containing a Notice of Articles, before the Meeting.

The Corporation is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Corporation’s Notice of Articles and adopting new Articles will enable the Corporation to be more efficient, flexible and cost-effective and will bring the Corporation’s charter documents into line with charter documents of companies in other jurisdictions.

Deletion of Pre-Existing Corporation Provisions

The regulations under the New Act effectively added certain provisions, called “Pre-Existing Company Provisions” or “PCPs”, to every company’s Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act.

The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Corporation proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act which include permitting a two-thirds majority will apply to the Corporation. If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Corporation with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions. Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the Business Corporations Act (British Columbia):

1. the Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the Business Corporations Act (British Columbia) (the “Pre-Existing Company Provisions”) be removed and no longer apply to the Corporation;

2. any one director or officer of the Corporation, or the solicitors for the Corporation, be and are hereby authorized and directed, for and on behalf and in the name of the Corporation, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. the removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.".

Alteration of Authorized Share Structure

As permitted by the New Act, the Corporation proposes an amendment to its Notice of Articles to increase the Corporation’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Corporation with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the Business Corporations Act (British Columbia):

1. the maximum number of common shares that the Corporation is authorized to issue be increased from one hundred million (100,000,000) common shares without par value to an unlimited number of common shares without par value;

2. any one director or officer of the Corporation, or the solicitors for the Corporation, be and are hereby authorized and directed, for and on behalf and in the name of the Corporation, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. all such alterations to the authorized share structure of the Corporation shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.”.

Adoption of Articles

The Corporation proposes to amend its charter to delete and cancel the existing Articles of the Corporation, and to replace them in their entirety with proposed new Articles. Management believes that the adoption of new Articles will provide the Corporation with greater flexibility for future corporate activities.

The full text of the proposed Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed Articles in advance of the Meeting at the Corporation’s records office, Miles Alperstein Law Corporation of Quorum Business Lawyers, Suite 1450 – 1075 West Georgia Street, Vancouver, British Columbia.

Management believes that the major changes from the Corporation’s existing articles are as follows:

1.    as indicated in the foregoing, the number of votes required to pass a special resolution will be reduced from three-quarters of the votes cast by shareholders present in person or by proxy at a shareholders’ meeting to two-thirds of the votes cast;

2.    the directors, by directors’ resolution, may approve a change of name of the Corporation without the necessity for shareholder approval;

3.    shareholders’ meetings may be held by electronic means;

4.    shareholder meetings may, if authorized by directors’ resolution, be held in jurisdictions outside British Columbia; and

5.    the Corporation may alter its Notice of Articles, Articles and share structure in the following manner:

(a) by directors' resolution or ordinary resolution, as determined in each case by the directors, in order to

(i) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(ii) establish, increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue out of any class or series of shares;

(iii) if the Corporation is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(iv) change unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

(v) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(vi) subdivide all or any of its unissued, or fully paid issued, shares; and

(vii) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

(b) if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution to otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the Business Corporations Act (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the articles of the Corporation be altered by deleting and cancelling its existing articles and creating and adopting the form of articles presented for consideration at the Corporation’s Annual and Special General Meeting held on March 24, 2005, as the articles of the Corporation.”.

Change of Name

Approval will be sought from the shareholders by way of a Special Resolution to change the name of the Corporation to “Global Immune Technologies Inc.”.  The change of name has been recommended by the Board of Directors in light of the new business opportunity being acquired and the better identification of the Corporation with its new technology. The resolution to change the name must be passed by a majority of not less than three-quarters of the votes cast by all shareholders who vote in respect of this resolution, whether in person or by way of proxy

The shareholders will be asked to consider and, if deemed advisable, approve the following special resolution with or without amendment:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, that:

(a)   shareholder approval is hereby given to the change of the name of the Corporation to " Global Immune Technologies Inc." as described in the Information Circular of the Company dated February 22, 2005;

(b)  if the name “Global Immune Technologies Inc.” is not acceptable to any governmental or regulatory authority having jurisdiction over the Corporation, or if the Directors otherwise determine that such name is not in the best interests of the Corporation, the Directors are authorised to change the name of the Corporation to such other name as the Directors of the Corporation in their sole discretion may deem appropriate and in the best interests of the Corporation; and

(c)  the President of the Company be authorized to do such acts and to execute such documents under the corporate seal of the Company or otherwise, as may be required to give full effect to implementation of the completion of the name change or to not proceed with any name change.”.

Acquisition of Trioxolane and Resulting Change of Control

The Corporation has entered into an agreement with Stephen Herman and Taurus Trust, a company duly incorporated pursuant to the laws of Bermuda and having an office located at Hamilton, Bermuda (hereinafter collectively called the “Vendor”) to acquire from the Vendor a drug Trioxolane (which is marketed under the trade name Alphamir) and all proprietary rights to any and all intellectual property and all associated patents, patents pending, patent applications, copyright and trade marks relating to Trioxolane (the “Technology”).  Completion of this acquisition is subject to shareholder approval at this Meeting.

Trioxolane produces anti-microbial, immuno-stimulatory and non toxic oxidative metabolites.  These oxidative metabolites reinforce the natural immune system in combating harmful agents and regulate the production of serotonin, prostaglandin and inflammatory interleukins.  The use of Trioxolane is patented in the USA and abroad.

The Corporation has agreed to purchase from the Vendor all rights and title to the Technology in consideration of the allotment and issuance of One Hundred Million (100,000,000) fully paid and non-assessable common shares without par value in the capital of the Corporation (the "Payment Shares") at a deemed value of $2.059 (USD) per share (the "Payment Shares") and an ongoing royalty for all manufacturing.  The issuance of these shares will result in the change of control of the Corporation .  The Corporation must also further the completion of the development of the Technology and provide necessary funding to complete such project and has agreed to use its best efforts to obtain a minimum of Fifteen Million ($15,000,000 (USD)) dollars in development and production funding for the continued and further enhancement, improvement, modification and commercialization of the Technology. The Corporation has also agreed to pay all of the filing and registration costs, including the legal fees associated with this purchase.

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, that:

1.    the acquisition from Stephen Herman and Taurus Trust of all rights and interests in Trioxolane be approved, in consideration for the issuance of 100,000,000 common shares of the Corporation at a deemed value of $2.059 (USD) per share and that the Corporation use its best efforts to obtain a minimum of $15,000,000 (USD) dollars in development and production funding for the further enhancement of Trioxolane; and

2.    any director or officer of Corporation is hereby authorized and empowered, acting for, in the name of and on behalf of Corporation, to execute or to cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, such agreements and other documents and instruments, and to do and to cause to be done, such other acts and things as in the opinion of such director or officer of Corporation may be necessary or desirable in order to carry of the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”.

Abandonment of Proposed Resolutions

The shareholders will be asked to consider and, if deemed advisable, approve the following resolution

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, that:

1.    if the directors of the Corporation should resolve after the passing of any of the foregoing special resolutions that it would not be in the best interests of the Corporation to proceed with any or all of the resolutions considered at the meeting (the “Meeting”) of the Corporation’s shareholders on March 24, 2005, then such resolution shall thereupon be of no further effect; and

2.    any director or officer of Corporation is hereby authorized and empowered, acting for, in the name and on behalf of Corporation, to execute or to cause to be executed, under the seal of Corporation or otherwise, and to deliver or to cause to be delivered, such other documents and instruments, and to do and to cause to be done, such other acts and things as in the opinion of such director or officer of Corporation may be necessary or desirable in order to carry of the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”.

UNLESS OTHERWISE INDICATED, PROXIES IN THE ENCLOSED FORM WILL BE VOTED IN FAVOUR OF ALL OF THE FOREGOING RESOLUTIONS ON ANY BALLOT REQUESTED, DIRECTED OR REQUIRED BY LAW.

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional copies may be obtained without charge upon request to us at the Corporation’s head office at, 1533 Balfour Avenue, Vancouver, BC  V6J 2V1,  Telephone (604)351-9443, Fax (604) 742-1985.

You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Directors’ Approval

The Board of Directors of the Corporation has approved the contents of this Information Circular and its distribution to each Shareholder entitled to receive notice of the Meeting.

“Donald L Perks”

President and Director

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

SECUREVIEW SYSTEMS INC.

TO BE HELD AT Suite 1450–1075 West Georgia Street, Vancouver, British Columbia,

ON Thursday March 24, 2005 AT 11:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, DONALD L. PERKS, a Director of the Company, or failing this person,                                                    (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Approval of the acts of the Directors		N/A

 2.                            To (a) ratify and confirm appointment of SF Partnership LLP., Chartered Accountants as auditors in place of DeVisser Gray, .CA.; (b) approve appointment of  SF Partnership LLP. as auditors of the Company; and (c) authorize the Directors to fix the Auditors’ remuneration

N/A
3. Approval of fixing the number of Directors at six subject to change by the Directors between meetings			N/A
4. To elect as Director: (a) Donald L Perks; (b) Stephen D. Herman (c) Brian K. Herman; (d) Federico D. Quevedo (c) Mehenou S. Amouzou; (f) Garth Jensen		N/A N/A N/A
5. To approve Future Financings by the Company			N/A
6. To approve, by Special Resolution, removal of the application of the Pre-existing Company Provisions & the Alteration of the Notice of Articles			N/A
7. To approve, by Special Resolution, the Increase in the Company’s authorized share capital from 100,000,000 to an unlimited number of common shares			N/A
8. To approve, by Special Resolution, the cancellation of the Company’s existing Articles and the adoption of new Articles			N/A

 9.                            To approve, by Special Resolution a (a) a change of the name of the Company to “Global Immune Technologies Inc.”; and (b) if the name is not acceptable or if the Directors otherwise decide, to change the name of the Corporation to such other name as the Directors in their discretion decide

N/A
10. To grant the proxyholder authority to vote at their discretion on any other business or amendment/ variation to the previous resolutions			N/A

 11.                          To approve by special resolution the acquisition of Trioxolane by issuance of 100,000,000 common shares and on such other terms described in the Circular

 12.                          To authorize the Directors to abandon any or all of the special resolutions approved at the Meeting

N/A N/A

THIS PROXY MUST BE SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.     This Proxy is solicited by the Management of the Company.

2.     This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.     If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.     A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.                             A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)               appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)     appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.                             The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.                             If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX

 REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR

 INTERNET VOTING AT http://www.stocktronics.com/webvote

SECUREVIEW SYSTEMS INC.

MEETING MATERIALS ERRATUM

An error as to the name of one of the persons nominated as a director has been made on the Notice of Meeting, on Page 5 of the Information Circular and on the Proxy Circular.

The reference to Brian K. Herman as a nominee should be deleted throughout and replaced with:

Name, Position with Corporation and Place of Residence	Principal Occupation	Date Served As Director	Number of Shares Beneficially Held
James Anthony Herman Hudson, Ohio, USA	From 1994 – Present Valiant Pharmaceutical	Nominee	Nil

All votes on the proxy form alongside the name “Brian K. Herman” will be deemed to be a vote in respect of James Anthony Herman.  If James Anthony Herman is elected as a director, he will be appointed President and CEO of the Corporation.